Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 9, 2021

Relating to Preliminary Prospectus Supplement dated August 9, 2021 and

Prospectus dated February 23, 2021

Registration No. 333-231181

TELEPHONE AND DATA SYSTEMS, INC.

24,000,000 Depositary Shares

Each representing a 1/1,000th Interest in a Share of

6.000% Series VV Cumulative Redeemable Perpetual Preferred Stock

(Liquidation Preference Equivalent to $25.00 Per Depositary Share)

Pricing Term Sheet

Issuer:	Telephone and Data Systems, Inc.

Expected Ratings (Moody’s / S&P / Fitch)*:	Ba3 (Stable) / B (Stable) / BB- (Stable)

Security:	Depositary shares (the “Depositary Shares”) each representing a 1/1,000 interest in a share of Telephone and Data Systems, Inc.’s 6.000% Series VV Cumulative Redeemable Perpetual Preferred Stock (the “Preferred Stock”).

Size:	$600,000,000 (24,000,000 Depositary Shares)

Over-Allotment Option:	$90,000,000 (3,600,000 Depositary Shares)

Liquidation Preference:	$25,000 per share of Preferred Stock (equivalent to $25.00 per Depositary Share)

Trade Date:	August 9, 2021

Settlement Date:	August 16, 2021 (T+5)

Price to Public:	$25.00 per Depositary Share

Preferred Stock:

Term:	Perpetual

Dividend Rate:	6.000%

Dividend Payment Dates:	March 31, June 30, September 30 and December 31, commencing September 30, 2021 (short first dividend period)

Optional Redemption:

The Issuer may, at its option, redeem the Preferred Stock:

•      in whole, at any time, or in part, from time to time, on or after September 30, 2026, at a redemption price in cash equal to $25,000 per share of Preferred Stock (equivalent to $25.00 per Depositary Share);

•      in whole but not in part, at any time prior to September 30, 2026, within 120 days after the conclusion of any review or appeal process instituted by us following the occurrence of a “Ratings Event” (as defined in the Preliminary Prospectus Supplement) or, if no review or appeal process is available or sought with respect to such Ratings Event, at any time within 120 days after the occurrence of such Ratings Event, at a redemption price in cash equal to $25,500 per share of Preferred Stock (equivalent to $25.50 per Depositary Share); or

•      in whole or in part, upon the occurrence of a Change of Control Triggering Event (as defined in the Preliminary Prospectus Supplement), within 120 days after the first date on which such Change of Control Triggering Event occurred, at a redemption price in cash equal to $25,000 per share of Preferred Stock (equivalent to $25.00 per Depositary Share), plus, in each case, all accumulated and unpaid dividends (whether or not declared) to, but excluding, such redemption date.

Change of Control Conversion Share Cap:	2.584

Listing:	The Issuer intends to apply to list the Depositary Shares on the New York Stock Exchange under the symbol “TDSPrV” and, if the application is approved, expects trading in the Depositary Shares on the New York Stock Exchange to begin within 30 days after the Settlement Date.

CUSIP/ISIN of the Depositary Shares:	879433761 / US8794337613

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC UBS Securities LLC Wells Fargo Securities, LLC
Co-Managers:	BNY Mellon Capital Markets, LLC CIBC World Markets Corp. TD Securities (USA) LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc., toll-free at 1-800-294-1322 or email dg.prospectus_requests@bofa.com; Citigroup Global Markets Inc., toll-free at 1-800-831-9146 or prospectus@citi.com; Morgan Stanley & Co. LLC, toll-free at 1-800-584-6837; RBC Capital Markets, LLC, toll-free at 1-866-375-6829 or email rbcnyfixedincomeprospectus@rbccm.com; UBS Securities LLC, toll-free at 1-888-827-7275; or Wells Fargo Securities, LLC, toll-free at 1-800-645-3751 or email wfscustomerservice@wellsfargo.com.